UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                                 Cytomedix, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    23283B204
                  --------------------------------------------
                                 (CUSIP Number)




                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 11 pages

-----------------------
  CUSIP No. 23283B204                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,115,000

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,115,000

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

            5.7%
------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                                Page 2 of 11 pages

-----------------------
  CUSIP No. 23283B204                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,115,000

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,115,000

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           5.7%
------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                                Page 3 of 11 pages

Item 1(a).         Name of Issuer:
                   Cytomedix, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   416 Hungerford Drive, Suite 330
                   Rockville, MD 20850

Item 2(a).         Name of Persons Filing:
                   Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.

Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   85 Broad Street
                   New York, NY  10004

Item 2(c).         Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, Inc. - Delaware


Item 2(d).         Title of Class of Securities:
                   Common Stock, par value $.0001

Item 2(e).         CUSIP Number:
                   23283B204

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
                              Goldman, Sachs & Co.

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman, Sachs & Co.

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                              Page 4 of 11 pages

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             John Paul DeJoria

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



--------------------------
         * In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.


                              Page 5 of 11 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 2005


                                 THE GOLDMAN SACHS GROUP, INC.


                                 By: /s/ Ted Chang
                                   -------------------------------------------
                                 Name:   Ted Chang
                                 Title:  Attorney-in-fact




                                 GOLDMAN, SACHS & CO.


                                 By: /s/ Ted Chang
                                   -------------------------------------------
                                 Name:   Ted Chang
                                 Title:  Attorney-in-fact



                              Page 6 of 11 pages

                             INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------

  99.1 Joint Filing Agreement, dated February 7, 2005, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.

  99.2                 Item 7 Information

  99.3 Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co.

  99.4 Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc.



                              Page 7 of 11 pages

                                                                 EXHIBIT (99.1)




                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.0001, of Cytomedix, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 7, 2005



                                  THE GOLDMAN SACHS GROUP, INC.


                                  By: /s/ Ted Chang
                                  ----------------------------------------
                                  Name:   Ted Chang
                                  Title:  Attorney-in-fact




                                  GOLDMAN, SACHS & CO.


                                  By: /s/ Ted Chang
                                  ----------------------------------------
                                  Name:   Ted Chang
                                  Title:  Attorney-in-fact


                               Page 8 of 11 pages

                                                                  EXHIBIT (99.2)



                               ITEM 7 INFORMATION

     The securities being reported on by the The Goldman Sachs Group, Inc. ("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman, Sachs & Co. ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group.


                               Page 9 of 11 pages

                                                                  EXHIBIT (99.3)



                                POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 19th, 2003.



GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director





                              Page 10 of 11 pages

                                                                  EXHIBIT (99.4)



                                POWER OF ATTORNEY




     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 12th, 2003.



THE GOLDMAN SACHS GROUP, INC.


By: /s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel










                              Page 11 of 11 pages